Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: The following are excerpts from posts made on AMR Corporation’s intranet site from March 16 to March 18, 2013 in response to comments made by employees.

Employee #1 March 15, 2013

It was a great meeting! thanks for your visit, it was great listening from you about our present and our future. Thank you!

Art Torno March 16, 2013

[Employee #1],

We have a great future ahead of us. The New American will be awesome.

Art

Employee #2 March 15, 2013

Mr. Torno, thank you for such a great explanation on the importance of making oneworld the preferred alliance worldwide. Strengthening and consolidating our network by integrating the LATAM in our family. This is just a win-win for the entire company.

Art Torno March 16, 2013

[Employee #2],

This is huge news for us in MCLA. I cannot tell you how important it is that LATAM has decided to stay with oneworld. We were able to get TAM from Star, and possibly US Airways, assuming government approval. This is great news for American, oneworld and MCLA.

Art

Employee #3 March 17, 2013

I read this article twice Art. It’s very interesting information & a major development.

The Brazil connections from the TAM alliance will put us over the top. LAN COLUMBIA will also change the game. I’m moved by this & very excited.

I picked up on something else from this. It’s the discovery that when airlines merge that are part of different alliances they will subsequently have to go under one alliance. I think I read already that US Airways will go with oneworld. This is not a surprise & a no brainer.

Please keep us in the loop Art of the many goings-on in your neck of the woods. This is a perfect example of why the newjetnet with the blogs is super. Rock on!

Can’t wait to have another hub “Bogota” to work with getting folk here & there. The more hubs & gateways I have to work with… the easier my job as an International AAdvantage rep. plus the more I learn about the world.

Lastly, because of you Art, I now know what LATAM Airlines Group is & how it came about. This is news I need to know. Thanks for sharing. [Employee #3], SRO.

Art Torno March 18, 2013

[Employee #3]

What is very compelling to note is that with LATAM deciding on oneworld, and TAM moving from the Star alliAlliance, plus US Airways potentially moving from Star to oneworld (pending approval), our alliance has just leveled the global alliance plying field.

Art

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement